Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2015	2014
Earnings:
Income from continuing operations before income tax expense	$9,607	$3,792
Add:
Equity earnings of affiliates	(959)	(430)
Dividends received from affiliates	223	223
Fixed charges, excluding capitalized interest	992	938
Amortization of capitalized interest	24	27

Total earnings available for fixed charges	$9,887	$4,550

Fixed charges:
Interest on debt and finance lease charges	$907	$830
Capitalized interest	19	21
Interest element on rental expense	85	108

Total fixed charges	$1,011	$959

Ratio of earnings to fixed charges	9.8	4.7